Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

ARTICLES OF INCORPORATION

Jonathan Wax and Leo Yen certify that:”

1.     They are the president and the secretary, respectively, of Digital Power Corporation, a California corporation.

2.     The first paragraph of Section (a)(i) of Article III of the Articles of Incorporation will be amended to read as follows:

“III: (a) (i) This Corporation is authorized to issue two classes of shares to be designated respectively Preferred Stock, no par value, (“Preferred”) and Common Stock, no par value (“Common”). The total number of shares of Preferred the Corporation shall have authority to issue is 2,000,000, and the total number of shares of Common the Corporation shall have authority to issue is 30,000,000.”

3.     The foregoing amendment of Articles of Incorporation has been duly approved by the board of directors.

4.     The foregoing amendment of Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Section 902, California Corporations Code. The number of outstanding shares of Common Stock of the corporation is 6,610,708. There are no outstanding shares of Preferred Stock of the corporation. No shares of Class B Common Stock have been issued. The number of shares of Common Stock voting in favor of the amendment equaled or exceeded the vote required. The percentage of vote required was more than 50%.

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

DATE:     August 7, 2007

/s/ Jonathan Wax
Jonathan Wax, President

/s/ Leo Yen
Leo Yen, Secretary